January 3, 2007

Mail Stop 7010


By U.S. Mail and facsimile to (212) 930-9725

Csaba Toro
Chief Executive Officer
Solar Thin Films, Inc.
25 Highland Blvd.
Dix Hills, New York 11746

      Re: 	Solar Thin Films, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed December 18, 2006
		File No. 333-136060

Dear Mr. Toro:

	We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. It appears that the number of shares issuable upon exercise of the issued warrants and full conversion of the convertible notes would constitute a very significant portion of your outstanding securities held by non-affiliates. Accordingly, we do not believe that this transaction comports with the requirements of an at the market secondary shelf offering but appears to be an indirect primary offering. See, e.g.,
Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997), available at www.sec.gov/interps/telephone/cftelinterps_rule415.pdf. Please note that in reaching this determination, we have disregarded applicability of beneficial ownership caps, as these contractual arrangements do not affect our determination of what constitutes a valid secondary shelf offering. Given the nature and size of the transaction being registered, please advise us of your basis for determining that the transaction appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule
415(a)(1)(x).



The Offering, page 2

2. Please update the explanatory note.

September 2005 Financing, page 3

3. Please disclose the amount of consideration you received from the
investors in the September 2005 financing and also in the March
2006
financing.

Financial Statements

Note 7 - Private Placement of Convertible Notes, page F-11

4. We note your response to prior comment 11. We remind you that paragraph 4 of EITF 00-19 states that a conventional convertible debt instrument is an instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). We continue to have difficulty understanding how you determined that the convertible notes are convertible into a fixed number of shares. Please further advise, or please tell us the impact of SFAS 133 and EITF 00-19, if any, on your accounting of the conversion feature.

5. We note your response to prior comment 12 and the calculations you provided.

* It appears that you determined that the fair value of the notes was
$1,250,000 for the March 2006 financing and $6,000,000 for the June
2006 financing for purposes of allocating the proceeds on a relative fair value basis to each component. Please tell us how you arrived at these fair value amounts.

* For the June 2006 financing, we remind you that Issue 1 of EITF
00-
27 requires you to use the effective conversion price based on the proceeds allocated to the convertible instrument to determine whether there is a beneficial conversion feature. Your calculation indicates that you arrived at the effective conversion price based on the face amount of the notes instead of the proceeds allocated to the convertible notes. Please advise.

6. We note your response to prior comment 13. Your analysis indicates that you do not meet the criteria of paragraph 32 of EITF
00-19 for equity classification.  Please advise.






Closing Comments

      You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Nudrat Salik, Senior Staff Accountant, at (202) 551-3692 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me, at (202) 551-3767 with any other questions.


Sincerely,



Jennifer R. Hardy
Branch Chief

cc:	Stephen M. Fleming, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, New York 10018

Csaba Toro
Solar Thin Films, Inc.
January 3, 2007
Page 	3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE